

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 22, 2006

via U.S. mail
Mr. Manuel Pablo Zuniga-Pflucker
President and Chief Executive Officer
BPZ Energy, Inc.
11999 Katy Freeway, Suite 560
Houston, Texas 77079

> **Re: BPZ Energy, Inc.**
> **Amendment No. 2 to Registration Statement on**
> **Form SB-2**
> **Filed January 17, 2006**
> **File No. 333-126934**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2004**
> **Filed April 15, 2005**
> **File No. 0-29098**
> **Forms 10-QSB for the Fiscal Quarters Ended**
> **March 31, 2005, June 30, 2005 and September 30, 2005**
> **Response Letter Dated August 4, 2006**
> **File No. 0-29098**

Dear Mr. Zuniga-Pflucker:

  We have limited our review of the above filings and your response letter to only the areas commented on below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form SB-2

1. Please provide updated consents with your next amendment.

2. Please update your financial statements with your next amendment.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Consolidated Statements of Stockholders' Equity, page 30

3.   We note that you have presented the historical capital structure of the accounting acquirer rather than that of the legal acquirer. Please note that in transactions involving recapitalizations, the historical capital structure of the legal acquirer should be presented.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Kevin Stertzel at (202) 551-3723 or Jill Davis, Accounting Branch Chief, at (202) 551-3683 if you have questions regarding comments on the

financial statements and related matters. Please contact me at (202) 551-3745 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

          Sincerely,

          H. Roger Schwall
          Assistant Director

<u>via facsimile</u>
Mark Coffin, Esq.
Adams & Reese
(713) 652-5152